EXHIBIT 12.2

United Dominion Realty, L.P.
Computation of Ratio Earnings to Fixed Charges
(Dollars in thousands)

	Three Months Ended March 31,
	2013	2012
Income/(loss) from continuing operations	$7,774	$(7,814)

Add from continuing operations:
Interest on indebtedness	9,262	12,970
Portion of rents representative of the interest factor	422	413
	$17,458	$5,569
Fixed charges from continuing operations:
Interest on indebtedness	$9,262	$12,970
Capitalized interest	1,259	639
Portion of rents representative of the interest factor	422	413
Fixed charges	$10,943	$14,022

Ratio of earnings to fixed charges	1.6	—
For the three months ended March 31, 2012, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $8.5 million.